UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jobletics Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 16, 2015

Physical address of issuer
5 Middlesex Ave, 4th Floor Suite 400, Somerville, MA, 02145

Website of issuer
https://jobletics.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
6,534 (determined with a price of $3.8264 per share)

Price (or method for determining price)
$3.0913 for subscriptions received no later than April 12, 2018; $3.4588 per share for subscriptions received after April 12, 2018 but not later than April 26, 2018; and $3.8264 per share for subscriptions received after April 26, 2018.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 1, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$61,192	$69,906
Cash & Cash Equivalents	$54,300	$69,906
Accounts Receivable	$6,892	$0
Short-term Debt	$50,249	$59,804
Long-term Debt	$260,000	$80,000
Revenues/Sales	$530,785	$109,049
Cost of Goods Sold	-$453,756	-$87,385
Taxes Paid	$0	$0
Net Income	-$179,159	-$67,011

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 29, 2018

Jobletics Inc.



Up to $1,070,000 of Preferred Stock

Jobletics Inc. ("Jobletics", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 1, 2018 The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by June 1, 2018 no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 1, 2018 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at
https://www.jobletics.com/investors/report

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/jobletics

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Jobletics Inc. is a Delaware C-Corporation, formed on July 16, 2015.

The Company is located at 5 Middlesex Ave, 4th Floor Suite 400, Somerville, MA, 02145.

The Company's website is https://jobletics.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/jobletics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$3.0913 for subscriptions received no later than April 12, 2018; $3.4588 per share for subscriptions received after April 12, 2018 but not later than April 26, 2018; and $3.8264 per share for subscriptions received after April 26, 2018
Minimum investment amount per investor	$500
Offering deadline	June 1, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $249,559 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in hospitality, and in foodservice may have an effect on our business. Both cyclical and seasonal fluctuations in hospitality and foodservice may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company has not filed a Form D for its Convertible Note offering from March 15, 2016. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive staffing space. Additionally, the product may be in a market where customers will not have brand loyalty.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company has had transactions with related parties. During the year ended December 31, 2017, the majority shareholder advanced the Company $25,000 to be used in operations. This advance was noninterest bearing and has not been documented. During the year ended December 31, 2016, the Company repaid $10,000 of past advances. At December the 2017 and 2016, advances payable to the majority shareholder totaled $24,449 and $34,449, respectively. During the year ended December 31, 2016, a family member of the majority shareholder of the Company, advanced the Company $20,000. This advance was noninterest bearing, and was rolled into new convertible note in 2017.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Rahul Sharma. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87.38% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Jobletics provides ongoing part-time shift labor for foodservice, hospitality, and retail industries.

Business Plan
In the near term, we are targeting the existing legacy temp staffing industry. In the long term, we will be the supplier of part-time staff for our clients

The Company's Products and/or Services

Product / Service	Description	Current Market
Shift labor platform	Our technology intelligently matches restaurants, retailers, and caterers with professionally trained and vetted W2 workers.	Foodservice and hospitality companies and workers.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are foodservice and hospitality businesses.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:
- 50% towards building out team
- 50% towards building new functionality in system

The above description of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Rahul Sharma	Founder, CEO, President, Treasurer, Secretary and Director (7/2015 – present)	N/A
Shane Arnold	COO (3/2018 - present) and Head of Growth and Marketing (10/2017 – 3/2018)	Principal, LPMG - Marketing Consulting (2007 – 2018)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	802,276	Yes	N/A	100%	N/A
Convertible Notes	$300,000	N/A	The Convertible Notes will automatically convert in this financing upon the first closing into Series Seed Preferred Stock, with the same rights as described in this Offering. Investors in this offering should thus expect their ownership of Series Seed Preferred Stock to be diluted by the total converted amount of notes into the same class.	N/A	The Convertible Notes will convert at a conversion price equal to $3.8264.

The Company has the following debt outstanding: None other than Convertible Notes referenced above.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Rahul Sharma	501,000 shares of Common Stock	62.45%
Shane Arnold	200,000 shares of Restricted Common Stock	24.93%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Jobletics, Inc. ("the Company") is a Delaware corporation headquartered in Somerville, Massachusetts, that is the part-time shift labor partner for foodservice, hospitality, and retail industries, allowing businesses the ability to control the volatility of their staffing needs by adding shifts on an ongoing and as-needed basis. The Company's mobile and online applications allow clients to request and schedule shifts to be fulfilled from a pool of available Company staff ("Jobletes") to fill staffing needs.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $54,300 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,700,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Notes	March 15, 2016 - February 2018	Regulation D, 506(b)	Convertible Promissory Notes	$300,000	General corporate purposes

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
N/A

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the year ended December 31, 2017, the majority shareholder advanced the Company $25,000 to be used in operations. This advance was noninterest bearing. During the year ended December 31, 2016, the Company repaid $10,000 of past advances. At December the 2017 and 2016, advances payable to the majority shareholder totaled $24,449 and $34,449, respectively.

During the year ended December 31, 2016, a family member of the majority shareholder of the Company, advanced the Company $20,000. This advance was noninterest bearing, and was rolled into new convertible note in 2017.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rahul Sharma
_____
(Signature)

Rahul Sharma
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rahul Sharma
_____
(Signature)

Rahul Sharma
_____
(Name)

CEO and Director
_____
(Title)

March 29, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

JOBLETICS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

JOBLETICS, INC.

Years Ended December 31, 2017 and 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Jobletics, Inc.
c/o Rahul Sharma
5 Middlexes Ave., 4th Floor, Suite 40
Somerville, MA 02145

We have reviewed the accompanying financial statements of Jobletics, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
March 15, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Jobletics, Inc.
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 54,300	$ 69,906
Accounts receivable, net	6,892	-
Total current assets	61,192	69,906
Total assets	$ 61,192	$ 69,906
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 17,235	$ 3,913
Accrued interest	8,565	1,442
Convertible notes payable, current	215,000	80,000
Related party advances	-	20,000
Total current liabilities	240,800	105,355
Convertible notes payable, noncurrent	45,000	-
Shareholder advances	24,449	34,449
Total liabilities	310,249	139,804
Commitments & Contingencies	-	-
Stockholders' equity		
Common stock, $0.001 par value, 1,000,000 shares authorized, 883,394 and 594,894 shares issued and outstanding at December 31, 2017 and 2016, respectively	883	506
Subscription receivable	(487)	(51)
Additional paid-in capital	105	46
Accumulated deficit	(249,558)	(70,399)
Total stockholders' equity	(249,057)	(69,898)
Total liabilities and stockholders' equity	$ 61,192	$ 69,906

See accountants' review report and accompanying notes to the financial statements.

Jobletics, Inc.
STATEMENTS OF OPERATIONS
(unaudited)
For the years ended December 31, 2017 and 2016

		2017		2016
Revenue				
Sales	$	530,785	$	109,049
Less: Cost of sales		(453,756)		(87,385)
Gross margin		77,029		21,664
Operating expenses				
Research and development		126,049		35,837
Sales and marketing		74,872		12,180
General and administrative		48,144		49,216
Total operating expenses		249,065		97,233
Other income (expense)				
Award granted		-		10,000
Interest expense		(7,123)		(1,442)
Total other income (expense)		(7,123)		8,558
Net loss before income tax		(179,159)		(67,011)
Provision for income tax		-		-
Net loss	$	(179,159)	$	(67,011)

See accountants' review report and accompanying notes to the financial statements.

3

Jobletics, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balance on December 31, 2015	516,150 $	516 $	86 $	(101) $	(3,388) $	(2,887)
Common shares issued	104	-	-	-	-	-
Common shares forfeited	(9,595)	(10)	(40)	50	-	-
Net loss					(67,011)	(67,011)
Balance on December 31, 2016	506,659	506	46	(51)	(70,399)	(69,898)
Common shares issued	376,735	377	59	(436)	-	-
Net Loss					(179,159)	(179,159)
Balance on December 31, 2017	883,394 $	883 $	105 $	(487) $	(249,558) $	(249,057)

See accountants' review report and accompanying notes to the financial statements.

Jobletics, Inc.
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (179,159)	$ (67,011)
Adjustments to reconcile net loss to net cash used by operating activities:		
Bad debt expense	4,200	-
Changes in operating assets and liabilities:		
Accounts receivable	(11,093)	-
Accrued expenses	7,123	1,442
Accounts payable and accrued expenses	13,323	3,913
Net cash used by operating activities	(165,606)	(61,656)
Cash flows from financing activities		
Proceeds from issuances of convertible notes	160,000	100,000
Proceeds from shareholder advances	-	19,950
Repayments of shareholder advances	(10,000)	-
Net cash provided by financing activities	150,000	119,950
Net decrease in cash and cash equivalents	(15,605)	58,294
Cash and cash equivalents, beginning	69,906	11,612
Cash and cash equivalents, ending	$ 54,300	$ 69,906
Noncash financing activities:		
Common stock issued for subscription receivables	$ 436	$ (50)
Related party advances rolled into convertible notes	$ 20,000	$ -
Supplemental Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jobletics, Inc. ("the Company") is a Delaware corporation headquartered in Somerville, Massachusetts, that is the part-time shift labor partner for foodservice, hospitality, and retail industries, allowing businesses the ability to control the volatility of their staffing needs by adding shifts on an ongoing and as-needed basis. The Company's mobile and online applications allow clients to request and schedule shifts to be fulfilled from a pool of available Company staff ("Jobletes") to fill staffing needs.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. Advertising costs of $7,171 and $1,940 were recognized during the years ended December 31, 2017 and 2016, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue upon a Joblete's completion of an individual shift. At the onset of a shift, a PIN is entered into the Company's mobile application signaling the start of the shift. After completion of a shift, a PIN is again entered into the mobile application, signaling the end of the shift. An automatic payment is made to the Company upon completion of the shift for the hours worked and revenue for that shift is recognized. Receivables are recorded for any automatic payments that fail to transact at the close of a shift.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits.

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company recorded an allowance for doubtful accounts of $4,200 and $4,950, respectively. During the years ended December 31, 2017 and 2016, the Company recognized bad debt expense of $4,200 and $4,950, respectively, recorded under the heading 'General and administrative' on the statements of operations.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the years ended December 31, 2017 and 2016, there were no significant software development costs requiring capitalization and subsequent amortization pursuant to ASC Section 985.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years from 2014 are open for potential examination. The Company operates primarily in Massachusetts, Pennsylvania, and California, and is subject to the income tax provisions promulgated by the individual state legislatures.

As of December 31, 2016, the most recently filed tax return, the Company has a tax net operating loss (NOL) of $70,095 for which it may receive future tax benefits. Upon filing of December 31, 2017 tax return this amount may increase. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term on any net operating loss, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 15, 2018, the date these financial statements were available to be issued.

During January and March 2018, the Company issued 16,775 shares of common stock to four individuals, for cash.

During February 2018, the Company issued three convertible notes totaling $40,000. The notes bear interest at 5% per annum, mature 12 months from date of issuance, and have the same conversion provisions as outlined in Note

NOTE 2 – COMMON STOCK

The Company has 1,000,000, $0.001 par value, shares of common stock authorized at both December 31, 2017 and 2016. At December 31, 2017 and 2016, there were issued and outstanding common shares of 883,394 and 506,659, respectively.

During the years ended December 31, 2017 and 2016, the Company issued shares pursuant to executed stock purchase agreements of 376,735 and 104, respectively. No cash payments have been received for the issued stock, therefore, the Company recorded subscription receivables of $436 and $0 for shares issued during the years ended December 31, 2017 and 2016, respectively.

Certain common shares issued and outstanding remain subject to certain vesting provisions. Shares issued during 2017 are subject to the following vesting provisions:

- 11,500 shares vest ratably over 24 months.
- 215,235 shares vest 25% at December 31, 2018, with the remaining at a monthly rate of 2.08% of originally issued shares.
- 150,000 shares vest 8.33% at March 1, 2018, June 30, 2018, and October 29, 2018, with the remaining at a monthly rate of 2.085% of originally issued shares.

All 104 shares issued during 2016 vest ratably over 36 months. As of December 31, 2017 and 2016, vested common shares outstanding was 563,038 and 503,362, respectively. During the year ended December 31, 2016, 9,595 unvested common shares were forfeited. There were no forfeited unvested shares during 2017.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

During the year ended December 31, 2017, the Company received cash proceeds of $160,000 for convertible notes issued to 10 individuals. In addition to funds received, $20,000 of advances at December 31, 2016 were rolled into new convertible promissory note. The notes bear interest at 5% per annum, and mature 12 months from the date of issuance, except one note which matures on February 7, 2019. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of common stock of the Company upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's common stock at a price equal to the lesser of 80% of the price paid for shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

2. Upon maturity, outstanding principal and interest may be converted, upon holder's request five days prior to maturity, into shares of the Company's common stock, at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

During the year ended December 31, 2016, the Company received cash proceeds of $80,000 for convertible notes issued to four individuals. The notes bear interest at 5% per annum, and mature 12 months from the date of issuance. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of common stock of the Company based on the same conversion provisions described above.

As of both December 31, 2017 and 2016, there has not been a Qualified Financing or notification of intent to convert outstanding balances, triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into common shares of the Company. At December 31, 2017 and 2016, four convertible notes totaling $80,000 are in default.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense related to outstanding convertible notes of $7,123 and $1,442, respectively. At December 31, 2017 and 2016, accrued interest was $8,565 and $1,442, respectively, and recorded under the heading 'Accrued Interest' on the balance sheets.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $249,559 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the majority shareholder advanced the Company $25,000 to be used in operations. This advance was noninterest bearing. During the year ended December 31, 2016, the Company repaid $10,000 of past advances. At December the 2017 and 2016, advances payable to the majority shareholder totaled $24,449 and $34,449, respectively.

During the year ended December 31, 2016, a family member of the majority shareholder of the Company, advanced the Company $20,000. This advance was noninterest bearing, and was rolled into new convertible note in 2017.

NOTE 6 – CONCENTRATIONS

During the year ended December 31, 2016, 12% of sales revenue was from one customer. There were no concentrations during the year ended December 31, 2017.

NOTE 7 – GRANT AWARD

During the year ended December 31, 2016, the Company won an award as part of an entrepreneurial competition put on by Northeastern University. This award was a cash prize, and was recorded as other income in the 'Statements of operations.' This award did not come with provisions imposing future obligations or requirements on the Company.

EXHIBIT C
PDF of SI Website

JOBLETICS

Your Dedicated Flexible
Labor Solution of the Future

Confidential Investor Deck

This presentation contains offering materials prepared solely by Jobletics without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE PART-TIMER TURNOVER PROBLEM

Part-timers w
hours/week/
locations to r

Workers hav

Average emp
6 months

Recruiting, h
costs = $7,00

**Part-time workers make up
80% of a staff and have a
turnover of 120%**

‹   ›   DOWNLOAD

Invest in Jobletics

Automated Labor Management System providing uniquely curated hourly workers for businesses.

Edit Profile

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Share: f 𝕏 in

Jobletics is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Jobletics without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights	Fundraise Highlights
› YoY Revenue Growth (2016-2017): 380%+	› Total Round Size: US $1,000,000
› 2017 Revenue: $530,000	› Raise Description: Seed
› Customers include Compass Group (a $19Bn food management company), NexDine, Roche Brothers, Rebecca's Cafe, and more.	› Minimum Investment: US $500 per investor
› Investors and advisors include: Joe Kelley - Former President of Stop and Shop and Executive Board Member of Albertson Brands (Shaws and Start Market) and Gene Zimon - CIO, Nstar & Launchpad member.	› Security Type: Preferred Equity
› Additional investors and advisors include: Jeff McCarthy - Partner, Northbridge VP; Adam Salmone - Cofounder, Food Loft; and David Lanci - CEO, NexDine.	› Pre-Money Valuation: US $3,700,000
› CEO has both technical (former engineer at LinkedIn and Yelp) and domain expertise in restaurants (ran retail and foodservice teams for family-run business).	› Target Minimum Raise Amount: US $450,000
› COO is a seasoned operational, product, and marketing leader with over 25 years experience.	› Offering Type: Side by Side Offering

Jobletics aims to be the flexible labor solution of the future. We are solving the high turnover problem in foodservice, hospitality and retail by providing businesses a highly vetted and curated staff through sophisticated and automated labor management software.

Despite the introduction of numerous technology solutions to help foodservice, retail, and hospitality businesses better manage their business and improve their bottom line, managing their staffing needs still represents the biggest headache for managers. Turnover exceeds 120%, putting managers on a treadmill - handling all the issues of managing staff including: recruiting, interviewing, hiring, payrolling, onboarding, training, scheduling, being sure they will be there to cover the shift, and dealing with when they aren't. Then they start the cycle all over again when the employee inevitably leaves or just stops showing up. These turnover costs all add up to about $7,000 **per employee**.

Meanwhile, hourly wage workers in these industries are struggling themselves. Most cannot find full-time work, averaging only 26 hours per week per job, and instead are piecing together multiple part-time jobs to try to eke by a living. Many struggle to juggle these jobs with their personal commitments like school and family - struggles more difficult when in this income class.

Jobletics thinks there is a better way.

Jobletics is leveraging the network effect of an on-demand matching model to build a longer-term business-worker relationship that eases the friction for both sides. We are giving the worker more control over their experience while reducing the staffing management pain for the manager and allowing them to focus on their customers and improving their bottom line.

After initially launching in Boston, we have expanded our presence to Philadelphia and the San Francisco/San Jose bay area. With bootstrapping and a small convertible note funding, we have built a business that grew over 380% YoY from 2016 to 2017, with over 300 businesses on our platform, ranging from large grocery chains like Roche Brothers, billion dollar food management companies like Compass Group, to hundreds of individual restaurants, caterers, and even food trucks.

Client and Worker Feedback

"Each and ever person at all of our various events have completely surpassed our expectations. We truly could not be happier with the direction that our relationship is going with Jobletics." - **Kenny, Manager of Catering Service**

"What you guys are doing is working great! The Jobletics professionals rock! Exceeded my expectations." - **Aristea, Restaurant Manager**

"Speaking from someone that has been running restaurants and catering for 25 years, Jobletics is a game changer." - **Matt, Cafe and Catering Manager**

"Jobletics provided me the opportunity to work around my schedule as a college student" - **Haley, Server and Busser**

"I've worked with 8 amazing businesses in almost as many days" - **Tejada, Prep cook and dishwasher**

*These individual were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product & Service

Jobletics helps a business develop an extended bench of qualified, vetted, background checked, workers for each skill/position they need, and then schedule those shifts knowing that someone from their bench, or a potential new addition to that bench (one of our "Jobletes"), will show up and complete the shift. The manager will be able to rank their workers, prioritizing the ones they prefer to see and rejecting the ones they never want to see again. We control turnover by providing the workers what they need - more control over where and when they work - and providing the businesses what they need - qualified workers to complete the shifts without the cost and headaches of sourcing and managing them as direct employees.

Foodservice, retail and hospitality businesses large and small rely on Jobletics to fill and manage their staffing needs with a click of a button. Powered by the our internally-developed advanced recruiting process, Jobletics finds, interviews, and employs qualified foodservice professionals that work as an extension of the business's staff. The businesses can then identify positions and shifts that they can simply request from either our web or mobile app and know that a qualified worked will be there to ensure the business needs are met and runs smoothly.

Jobletics takes over all the aspects of managing part-time labor, including:

- Sourcing
- Interviewing and vetting
- Background checking
- Onboarding
- Training
- Shift scheduling and assignment
- Task management
- Shift clocking in and out
- Reviewing and rating
- Payment processing
- Payroll processing

All of this is managed through a mobile and web app system that provides the visibility and management of the whole process for both the manager and the worker.

Businesses pay immediately after shift completion, and workers are paid weekly, also creating a cash flow benefit.





PhoneSequence.png.
Employer App Process

Media Mentions








Team Story

Rahul (CEO and Founder) grew up in a family that ran numerous foodservice and retail businesses. As a teenager, he helped manage some of the family businesses and felt firsthand the painful employee turnover problem. While a graduate student in Computer Science at Northeastern University, he developed the idea of a new way to manage hourly labor and received a grant from Northeastern's IDEA Venture Accelerator to launch Jobletics. Leveraging his knowledge from his family business and experience as an engineer at LinkedIn and Yelp, Rahul built the MVP of the Jobletics solution.

During the concept phase , Rahul met Shane (COO), who also shared a passion for network effect businesses, having defined and built the operational system for Agero, the leader in roadside assistance solutions for auto OEM and insurance roadside assistance programs. There he grew to understand the complexity of building and managing a large network of providers and matching those providers with people that needed that service. Shane brought his years of product, marketing, and operational experience to join Rahul in building Jobletics.

Together, they are building a true solution for businesses to fulfill their part-time hourly labor needs without suffering through the pain of recruiting, hiring, onboarding, payrolling, training, and retaining their own staff. Instead, these businesses can now focus on the core competencies that differentiate their business and not the daily headache of part-time staff management.

Founders and Officers



Rahul Sharma
CEO & CO-FOUNDER

Rahul Sharma is the visionary that created the concept of Jobletics and built the MVP of the system that enables the solution. He brings a combination of technical expertise with a visionary view on changing how businesses and part-time labor work together.

Rahul was born to an entrepreneurial family that owned numerous food and retail businesses. As a teenager, he helped manage some of the family businesses and felt firsthand the painful employee turnover problem. As a Lead Engineer at LinkedIn and Yelp he built several back-office systems.

Rahul holds a BS from Cal-Poly and was completing work towards his MS in Computer Science (focus on AI) at Northeastern University until he took a LOA to found Jobletics.





Shane Arnold
COO & CO-FOUNDER

Shane is the Chief Operating Officer, responsible for defining, implementing, and managing the operations of the business. He is a hands-on, get things done executive who can be found hacking integrations of operational systems, launching marketing campaigns, leading the support team, or writing copy - sometimes all on the same day. Whatever needs to get done, Shane makes sure it happens.

Prior to joining Jobletics, Shane held numerous product, marketing, and operational roles at companies ranging from large corporations to numerous early stage startups. He has led system definition and development for major call-center systems, defined product for financial, advertising, automotive, and SaaS businesses, led marketing for SaaS and community products, and consulted for many more industry verticals.

He has a particular passion for network effect businesses, and deeply understands the operational, logistical, and market dynamics around those solutions. This passion led to him teaming with Rahul to build Jobletics.

Shane holds a BS in Management Science (Information Systems) from MIT/Sloan and an MBA from Wharton.

When he has spare time, Shane enjoys participating in team sports (he played football at MIT, rugby at Wharton, and took up ice hockey when his sons started playing) and watching his sons play hockey and baseball.

Would you like to connect with the Jobletics's team? **YES** NO

Notable Advisors & Investors

 **Igor Belagorudsky**

 **John Belizaire**

 **Eugene Zimon**

 **Bruce Shaw**

 **Jeff Mccarthy**

 **Adam Salomone**

 **David Lanci**

 **Joe Kelley**

Q&A with the Founder

Q: Detail your competitive advantages and competitors.

Jobletics: Detail your competitive advantages and competitors. We only have one direct competitor, Shiftgig. They are based in Chicago and have raised $50+mm. We estimate their workforce is 90% W2 workers, with 40K+ workers in 14 metro areas, and 2500 employers. Our primary advantage is in our matching algorithm and vetting process. We focus on providing employers with the best candidates versus a first-come-first- serve model for shifts. Against traditional staffing companies, our workers are W2 employees of Jobletics. We take off a burden from the employers who are more likely to use vetted workers who have gone through our initial video training process.

Q: Detail your barriers to entry.

Jobletics:

Our vetting process of workers, training, and matching algorithms of best fit enable recurring and ongoing engagements between the workers and the employers compared to first-come-first-serve temp-hire agencies. We are incredibly capital efficient. With our $300K in investments, we achieved around 524 monthly shifts in 3 markets. We are the first to market in California and Massachusetts before Shiftgig. We are a W2 business and not solely focused on 1099 workers which encourages medium sized businesses to work with us as we remove a burden.

Q: Is there seasonality? If so, how will this be addressed?

Jobletics: We do experience some seasonality because of our targeted market segments. Initially we worked with event caterers. Inclement weather can also reduce shifts. We are combating this by focusing on food management companies such as corporate cafeterias which provides much more stability. Overall, mid-market companies are stable.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $500
Target Minimum:	US $450,000
Maximum Raise Amount:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $3,700,000
Option pool:	10.0%
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Jobletics has set an overall target minimum of US $450,000 for the round, Jobletics must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Jobletics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Product Enhancements
- Sales & Marketing
- Regulatory Compliance
- General Expenses

If Maximum Amount Is Raised



- Product Enhancements
- Sales & Marketing
- Regulatory Compliance
- General Expenses

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

💬 0 comments

❓ FAQs

✉ SeedInvest

Investor Perks

$1000 - Jobletics Logo Hat

$2000 - Jobletics Logo Hat & T-Shirt with our catch phrase "We Get Shift Done"

Investments of $25,000 or higher - dinner in Boston with the Jobletics management team (does not include travel or lodgings)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Jobletics's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $300,000
Closed Date	Jan 15, 2018
Security Type	Convertible Note
Valuation Cap	US $3,500,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Jobletics, Inc. ("the Company") is a Delaware corporation headquartered in Somerville, Massachusetts, that is the part-time shift labor partner for foodservice, hospitality, and retail industries, allowing businesses the ability to control the volatility of their staffing needs by adding shifts on an ongoing and as-needed basis. The Company's mobile and online applications allow clients to request and schedule shifts to be fulfilled from a pool of available Company staff ("Jobletes") to fill staffing needs.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $54,300 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

We see the market opportunity as both a near-term market and a longer-term market.

Near term, we can disrupt the existing legacy temp staffing industry. This total staffing and recruiting market is predicted to have sales in 2018 of $145 Billion. 87% of this was temp staffing across all industries. 1.5% of that was in food service, meaning $1.9 Billion in revenues specific to temp staffing in food service.

Longer term, we will be the supplier of part time staff for our clients. Specific to the foodservice and retail industries, their labor costs represent 30% of their gross revenues ($799 Billion and $3.53 Trillion, respectively), which means labor costs are $239 Billion and $706 Billion, totaling $945 Billion in annualized labor costs. Penetrating 5% of that staffing cost would be a $47 Billion market opportunity.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $249,559 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in hospitality, and in foodservice may have an effect on our business. Both cyclical and seasonal fluctuations in hospitality and foodservice may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company has not filed a Form D for its Convertible Note offering from March 15, 2016. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive staffing space. Additionally, the product may be in a market where customers will not have brand loyalty.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company has had transactions with related parties. During the year ended December 31, 2017, the majority shareholder advanced the Company $25,000 to be used in operations. This advance was noninterest bearing. During the year ended December 31, 2016, the Company repaid $10,000 of past advances. At December the 2017 and 2016, advances payable to the majority shareholder totaled $24,449 and $34,449, respectively. During the year ended December 31, 2016, a family member of the majority shareholder of the Company, advanced the Company $20,000. This advance was noninterest bearing, and was rolled into new convertible note in 2017.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Rahul Sharma. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. [illegible] es, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (1 file)	Folder

Join the Conversation

Be the first to post a comment or question about .

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Jobletics

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Jobletics. Once Jobletics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Jobletics in exchange for your shares. At that point, you will be a proud owner in Jobletics.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Jobletics has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?
Currently there is no market or liquidity for these shares. Right now Jobletics does not plan to list these shares on a national exchange or another secondary market. At some point Jobletics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Jobletics either lists their shares on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Jobletics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Jobletics's Form C. The Form C includes important details about Jobletics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



JOBLETICS

Your Dedicated Flexible
Labor Solution of the Future

Confidential Investor Deck



This presentation contains offering materials prepared solely by Jobletics without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.





THE PART-TIMER TURNOVER PROBLEM

Part-time workers make up 80% of a staff and have a turnover of 120%



- Part-timers work average of 26-hours/week/location and work at multiple locations to maintain full-time income
- Workers have no flexibility or autonomy
- Average employee duration/location: 3-6 months
- Recruiting, hiring, training, management costs = $7,000+/employee











JOBLETICS PROVIDES AND MANAGES THE PART-TIMERS

Full-timers
- → Managers
- → Shift leads

20% of Staff

Part-timers
- → Cooks
- → Dishwashers
- → Utility Workers
- → Cashiers
- → Servers
- → Hosts
- → Delivery Drivers
- …

80% of Staff

On-callers
- → -Extra ancillary staff that is on call

+20% of Staff

JOBLETICS PROVIDES AND MANAGES THE PART-TIMERS

Part-timers



AT&T LTE
12:26 PM
65%
My Jobletes
1. Sean
2. Rogerio
3. Justin
4. Diamond
5. Lanique
6. Jad
7. Corey
8. Jackie
9. John

Jobletics Provides:

- Sourcing
- Interviewing and Vetting
- Onboarding
- Training
- Task Management
- Shift Clock-in and out
- Reviews and Ratings
- Shift Payment Processing
- Payroll Processing
- Rewards and Recognition

DELIVERING ON THE VISION



Rahul Sharma
CEO



› Lead engineer at LinkedIn and Yelp
› 5+ years Foodservice and Retail operations
› BSEE, MSCS (LOA) Northeastern, Cal-Poly, SJSU




Shane Arnold
COO



› 18+ years marketing & operational leadership experience
› 10 years independent product marketing consulting for startups
› Marketing and Product leader at VaultLogix (acquired by J2), Agero, Citigroup
› BS Sloan/MIT; MBA Wharton





Advisory Board



› Joe Kelley - Former President of Stop & Shop
› Gene Zimon – Former CIO, Nstar
› Jeff McCarthy - Partner, Northbridge VP
› Adam Salmone - Cofounder, Food Loft
› David Lancy - CEO, NexDine

Launched remotely and operating in:



› San Francisco
› Philadelphia
› Boston

MEET ONE OF JOBLETICS 300+ CLIENTS





Roche Bros.

- Roche Brothers is a prominent $400M Grocery Chain in New England with 20 Stores
- $78M spent on labor with a 120% turnover for part-timers and total workforce of 4,500 employees
- Servicing 6/20 stores (others on waitlist) showing net income increase w/ Jobletics



Projected turnover cost at 500 positions is

$525K



Potential savings for Roche with Jobletics is

$606K



Total profit to Jobletics per year is **$2.2M**

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



MEET ONE OF JOBLETICS' 800+ EMPLOYEES (JOBLETES)



Colleen Darcy is a recent graduate of UMass Dartmouth and has been a Joblete for over a year

What Colleen did before Jobletics

- Jumped from part-time job to part-time job due to scheduling conflicts
- Worked same low skilled job at minimum wage and didn't increase skillset

What Colleen does with Jobletics

⟨ Started off as a busser and server, and through video training and on the job training is now doing prep cooking

⟨ Has done over 100 shifts mostly at 3 of her favorite locations

⟨ Building resume through Jobletics

This individual was not compensated in exchange for her testimonial. In addition, her testimonial should not be construed as and/or considered investment advice.

HOW JOBLETICS DOES IT



See.
Hire.
Know.
Work.
Review.
Rank.
Jobletics
CREATE SHIFT
Create Shift
Select Work Site
Select Business or Create Event
Select Manager
Cindy Employer
JOBLETICS
Job Details
DONE
My Jobletes



Proprietary shift-to-worker matching systems and methods, and worker vetting procedures for optimal quality and experience



Seamless shift payment processing, and shift workflow notifications

HOW JOBLETICS DOES IT



BUSINESSES

Massachussets

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Pennsilvania

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Unos Pizza
★★★✦
212 Elm St. Somerville, MA,
02144, USA

Cindy Employer
4.9 ★

Shifts

Businesses

Managers

Reoccuring shifts

History

Analytics

Settings

Help





Robust back office systems for full end-to-end employee, manager, and shift visibility and control



Analytics and big data for staffing efficiency and optimization

JOBLETE QUALITY AND TRAINING IS A KEY FACTOR



Facial Expression Observation

Speech pattern observation.
Language, Words used

Video Interview focuses on behavioral aptitude over basic skills

Psychometric and stress questions to gauge ability to deal with situational stress

Cognitive reasoning tests to measure ability to grasp new concepts

Regression testing via 1000+ interview videos to continuously improve vetting and selection process



JOBLETE QUALITY AND TRAINING IS A KEY FACTOR

JOBLETICS
Dishwashing
Jobletics: Dishwashing
3 of 6 Completed
- Sanitization
- Safety
- Speed and Efficiency
Email
Please complete this required field.
Wash and Rinse water should be at least what temperature?
75 F
100 F
110 F
212 F
When done washing dishes or done with your shift, what should you do?
Drain the sinks and clean them









Training and ongoing worker mobility

- Video based training content for different job-types
- On-the-job training and performance metrics to certify ability to work
- Performance based incentives driving for better and happier Jobletes

A LARGE MARKET OPPORTUNITY

Near Term:
Disrupting Legacy Temp Staffing



2018P staffing and recruiting industry sales: $145B

* 87% Temp Staffing: $125B

1.5% Food service/retail =
$1.9B

Source: American Staffing Association

Long Term:
Own the Part Time Hourly Labor Supply



Annual US food service industry: $799B
Annual US retail industry: $3.53T

30% foodservice labor costs = $239B
20% retail labor costs = $706B

Potential staffing =
~5% of work force,
or **$47B**

Total =
$945B

Source: IBISWorld

COMPETITIVE LANDSCAPE



Tech-enabled on-demand

Antiquated Temp Agencies

Hiring Platform



Scheduling and Shift Management

Enterprise Resource Planning

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

STRONG TRACTION IN 2017



2016-17 Gross Revenue and # Shifts per Quarter



2016
2017
2017 Shifts

$200K run rate

$1M run rate

$62,776
$128,287
$124,602
$223,773

$8,236
$33,868
$69,089

1Q
2Q
3Q
4Q

$250,000
$200,000
$150,000
$100,000
$50,000
$0

2,500
2,000
1,500
1,000
500
0

Actual $530K 2017

Some of our 300+ customers



HOW WE GO TO MARKET



Target Metropolitan Statistical Area (MSA) of sufficient size | **Expand to same-state MSAs to leverage existing licensing/regulation effort**



Demand Assessment
Build Supply
Soft Launch
Build/Assign Staff
Full Launch
One Month
One Month
Two Months
Go/No-Go Decision
Complete State Licensing



Many Growth Opportunities

- Delivery – Expansion by Job Type
- Retail – Expansion by Vertical



Risks & Challenges

- Speed to market vs competitors
- Execution/Managing growth

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXIT OPPORTUNITIES LANDSCAPE



Food Tech Giants	Staffing Companies	Retailers
ezcater, GRUBHUB, instacart, POSTMATES, Blue Apron, DOORDASH	Adecco, trueblue, Robert Half, SNI STAFFING NOW, Manpower	Walmart, Kroger, Albertsons, COSTCO WHOLESALE
Extension of existing offering	Competitive acquisition	Supplemental acquisition

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements



JOBLETICS



EXHIBIT E
Video Transcript